SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

                           R.H. DONNELLEY CORPORATION

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74955W 30 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.                Ropes & Gray LLP
320 Park Avenue, Suite 2500                             45 Rockefeller Plaza
New York, NY 10022                                      New York, NY 10111
Attn: Jonathan M. Rather                                Attn: William H. Hewitt
Tel: (212) 893-9500                                     Tel: (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


-------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                       Welsh, Carson, Anderson & Stowe IX, L.P.
    EIN No.:
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                                             Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER                              0
NUMBER OF                   ----------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                            0
OWNED BY                    ----------------------------------------------------
EACH
REPORTING                   9.  SOLE DISPOSTIIVE POWER                         0
PERSON                      ----------------------------------------------------
WITH                        10. SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               0

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         0

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                             PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                                        WD Investors, LLC
    EIN No.:
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                                             Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER                              0
NUMBER OF                   ----------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                            0
OWNED BY                    ----------------------------------------------------
EACH
REPORTING                   9.  SOLE DISPOSTIIVE POWER                         0
PERSON                      ----------------------------------------------------
WITH                        10. SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               0

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         0

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                             OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                                       WCAS IX Associates, LLC
    EIN No.:
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                                             Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER                              0
NUMBER OF                   ----------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                            0
OWNED BY                    ----------------------------------------------------
EACH
REPORTING                   9.  SOLE DISPOSTIIVE POWER                         0
PERSON                      ----------------------------------------------------
WITH                        10. SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               0

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         0

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                             OO
--------------------------------------------------------------------------------

                AMENDMENT NO. 1 TO SCHEDULE 13D (FINAL AMENDMENT)
                -------------------------------------------------

     Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 10, 2006 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended to state that none of the Reporting Persons or Other Related Shareholders owns any Common Stock.

Item 5(c) is hereby amended to state that on November 9, 2006 WCAS IX, WD, IX Associates and WD GP sold all of their respective shares of Common Stock in open market transactions for $59.12 per share.

Item 5(e) is hereby amended to state that the Reporting Persons ceased to be the beneficial owners of five percent of the Common Stock on November 9, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

                              WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                              By:  WCAS IX Associates, L.L.C., General Partner

                              By:/s/Jonathan M. Rather
                                 ---------------------
                                     Managing Member

                              WD INVESTORS, LLC
                              By:  WCAS IX Associates, L.L.C., Manager

                              By:/s/Jonathan M. Rather
                                 ---------------------
                                     Managing Member

                              WCAS IX ASSOCIATES, LLC

                              By:/s/Jonathan M. Rather
                                 ---------------------
                                     Managing Member